June 7, 2005

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	DSW Inc.
Amendment No. 1 to Registration Statement on
Form S-1 filed May 9, 2005 (File No. 333-123289)

Dear Mr. Owings:

     On behalf of DSW Inc., an Ohio corporation (“DSW” or the “Company”), enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof. We have also enclosed a copy of Amendment No. 2 marked to show changes from Amendment No. 1 to the Registration Statement filed with the Commission on March 14, 2005 (“Amendment No. 1”).

     The changes reflected in Amendment No. 2 include those made by DSW in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter, dated May 19, 2005, to Julia A. Davis, General Counsel for DSW, with respect to Amendment No. 1. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

     For your convenience, we set forth each comment from your comment letter in bold typeface and include DSW’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2, which includes the prospectus as revised.

General

1.	Your request for confidential treatment of the entire letter dated May 9, 2005 is overly broad. Your request should be limited to market sensitive and competitive information, the confidentiality of which the company is prepared to substantiate in accordance with Rule 83 of the Freedom of Information Act. Please re-file as correspondence your response letter redacting only the confidential information. Additionally, please acknowledge that any future correspondence for which confidentiality is requested will be filed on EDGAR in redacted form.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

     Please disregard our request for confidential treatment of the entire response letter to you dated May 9, 2005 (the “Response Letter”). We acknowledge that any future correspondence for which confidentiality is requested will be filed on EDGAR in redacted form.

2.	We note your response to comment 1. We do not agree with your analysis. Please provide us with additional information supporting your belief that this press release is consistent with Section 5 of the Securities Act of 1933 and advise us how you intend to address the announcement of this information.

     As discussed with the Staff following receipt of your comment letter, Retail Ventures, as a public company, has disclosure obligations that are not contemplated by Rule 134 under the Securities Act of 1933 (the “Securities Act”). This unusual situation creates a tension between the obligations of Retail Ventures under the Securities Exchange Act of 1934 (the “Exchange Act”) and the relevant stock exchange rules, on the one hand, and the Commission’s policies under the Securities Act, on the other hand. We understand and appreciate the Commission’s concerns under both regimes, but we believe that the press release, dated March 14, 2005, adequately addressed both concerns. Because of the materiality of the proposed transaction to Retail Ventures, we believe Retail Ventures was required to disclose the information included in its press release to meet its obligations as a reporting company under the Exchange Act. In addition, we believe that the items in the press release relating to DSW and the offering were fully compliant with the requirements of Rule 134 under the Securities Act (“Rule 134”). As we stated in the Response Letter, the press release is also consistent with the approach of other companies that issued press releases in similar circumstances. As suggested by the Staff, we will provide here a fuller explanation of our reasoning.

     During our discussion of the issues surrounding the press release, the Staff called our attention to Securities Act Release No. 5180, dated August 16, 1971 (the “Release”), in which the Commission issued guidelines relating to the disclosure of information by issuers whose securities are in registration. In the Release, the Commission emphasized “that there is no basis in the securities acts or in any policy of the Commission which would justify the practice of non-disclosure of factual information by a publicly held company on the grounds that it has securities in registration” under the Securities Act. However, the Commission did discuss two related restrictions. First, the disclosure should not be made in order to “instigate publicity for the purpose of facilitating the sales of securities in a proposed offering.” Second, the disclosure “should be limited to factual information and should not include

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

such things as predictions, projections, forecasts or opinions with respect to value.”

     We believe that (i) the issuance by Retail Ventures of the press release is consistent with the policies explicated in the Release and (ii) consequently, there has been no violation of Section 5 of the Securities Act in connection with DSW’s initial public offering (the “IPO”). As we stated in the Response Letter, Retail Ventures issued the press release because DSW’s plan to undertake the IPO would materially affect the business and financial condition of Retail Ventures. More specifically, the press release stated that Retail Ventures would receive substantially all the proceeds of the offering from the Company. Moreover, it also stated that such funds would be used to fully pay down the $100 million Value City term loan facility, which bears interest at approximately 15% per year, and a portion of the Value City revolving credit facility. The press release also informed Retail Ventures’ shareholders that Retail Ventures and DSW would enter into various inter-company agreements related to the separation of their businesses. The materiality of the proposed transaction to Retail Ventures was evidenced by the reaction of the market: the stock price of Retail Ventures increased 25.7% on the day the press release was issued.

     Retail Ventures did not issue the press release in order to instigate publicity for DSW’s IPO. In addition to its obligations as a reporting company under the Exchange Act, Retail Ventures was required to issue a press release in accordance with the rules of the New York Stock Exchange (the “Exchange”), on which its securities are listed. Section 202.05 of the Listed Company Manual of the Exchange states that a “listed company is expected to release quickly to the public any news or information which might reasonably be expected to materially affect the market for its securities. This is one of the most important and fundamental purposes of the listing agreement which the company enters into with the Exchange.” In our Response Letter, we noted that the press release was limited in scope and focused on the material effects of the IPO on Retail Ventures’ business and financial condition. The statements in the press release that relate to Retail Ventures are not relevant to an investor’s decision to buy DSW shares in the IPO. These statements cannot logically form a basis for a claim that DSW violated Section 5 of the Securities Act.

     The press release also did not include any predictions, projections, forecasts or opinions with respect to DSW or the offering. The statements in the press release relating to DSW were purely factual; specifically, that (i) DSW is a wholly-owned subsidiary of Retail Ventures, (ii) DSW is a leading U.S. specialty branded footwear retailer operating 175 DSW shoe stores in 32

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

states, (iii) DSW filed its initial registration statement with the Commission, and (iv) Lehman Brothers is acting as book-running manager of the offering with CIBC World Markets and Johnson Rice acting as co-managers. Each of these statements, or updated ones, appears in the current version of the prospectus. All the DSW- and offering- related disclosures in the press release are fully compliant with the requirements of Rule 134. For the foregoing reasons, and as set forth in the Response Letter, we are of the opinion that no violation of Section 5 of the Securities Act has occurred.

Summary, page 1

3.	We note your response to comment 6 and reissue the comment.

     The Company has revised the prospectus to reflect the Staff’s comment.

Risk Factors

We face security risks related....,page 14

4.	With respect to the March 8, 2005 security breach that resulted in the theft of certain customer transaction information please tell us, and revise your filing to indicate, the extent to which your business has been adversely affected by your disclosure of the security breach. We understand that reasonably estimating your potential liability at this time may not be possible. However, with regard to your assertion that you do not know what effect this incident may have on your customers’ perceptions of you we assume that weekly or monthly comparable store sales data subsequent to the March 8, 2005 announcement would provide meaningful information to the reader as to the short-term effect of the security breach of your business. Please revise your risk factor accordingly.

     The Company has revised the prospectus to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Consolidated Statement of Income, page 27

5.	We have considered your response to prior comment 15. Please describe for us, in detail, the nature and amount of costs included in the estimate of “incremental costs associated with the operation of DSW as a separate entity” included in pro forma adjustment #2. Help us understand how each of these estimated costs is factually supported.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

     No incremental costs associated with the operation of DSW as a separate entity are included in pro forma adjustment #2. The Company has revised the prospectus to reflect this fact.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended January 29, 2005 (Fiscal 2004) Compared to Fiscal Year Ended January 31, 2004 (Fiscal 2003), page 36

6.	Your discussion of income taxes indicates that the significant decline in the effective rate during fiscal 2004 was primarily due to the change in tax deferred items for tax purposes. Based on review of your quarterly disclosure on page 39, the effective tax rate for each of the first three quarters of fiscal 2004 was 40.2%, while the effective rate for the fourth quarter was 8.4%. It appears that the change in the effective rate during the fourth quarter is the result of “non-deductible expenses and other” items as disclosed in your tax reconciliation on page F-15. Please revise your Management’s Discussion and Analysis to clarify the specific nature of the items impacting your effective tax rate and indicate whether you expect such items to recur. If you do not expect the benefit of these tax items to recur, please clarify for the reader your expectation as to your effective tax rate going forward. Please also revise your footnote to clarify the nature of the non-deductible expenses and other items. Finally, help us understand how non-deductible expenses decrease your tax liability.

     The decline in the Company’s effective tax rate in the fourth quarter of fiscal 2004 is attributable to several items. The termination of the Chief Executive Officer of Retail Ventures in the fourth quarter changed the tax characterization of certain compensation arrangement expenses (Internal Revenue Code Section 162(m)) from a permanent difference to a temporary difference in the amount of approximately $1.0 million. Since the $1.0 million compensation now becomes deductible, it reduces the tax liability and impacts the effective rate whereas before, it was not tax deduction.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

     The remaining items comprising the non-deductible and other expenses were each individually insignificant.

     The Company does not expect to experience the benefit of these tax items in the future and expects its future tax rate to approximate its statutory rate. As such, the prospectus has been modified to include these disclosures.

     To address your final comment, we have changed the description of the line item in the footnote to read “Currently deductible expenses and other.”

Separation Agreements, page 32

7.	We note your response to comment 19. Please confirm that before you request effectiveness of the registration statement, you will file the agreements related to the secured revolving credit facility.

     We hereby confirm that prior to requesting effectiveness of the Registration Statement, the Company will file the agreements related to the secured revolving credit facility.

Business, page 47

8.	We note your response to comment 22. Please provide the research that supports your statement that you believe your typical store offers the largest selection of brand name and designer merchandise.

     As disclosed in the Prospectus, the Company believes that a typical DSW store offers the largest selection of brand name and designer merchandise of any footwear retailer or typical department store in the nation. In addition, we state that we carry primarily in-season footwear found in specialty and department stores and branded make-ups. The Company believes that its only competitors of a comparable size are department stores; mall-based company stores, national chains, specialty-retailers and independent shoe retailers that carry brand name and designer merchandise offer a much smaller selection than the Company does.

     Because the Company views department stores as its primary competitors, employees of the Company continually monitor the merchandise offered at leading department stores. Attached as Annex A is data collected by DSW employees relating to the number of styles offered at a Nordstrom store, a Bloomingdale’s store and a Macy’s store. We believe the Nordstrom store, the Bloomingdale’s store and

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

the Macy’s store our employees examined are representative of a typical Nordstrom, Bloomingdale’s and Macy’s store, respectively.

     The 553 styles at the Nordstrom store, the 671 styles at the Bloomingdale’s store and the 686 styles at the Macy’s store are significantly less than more than 2,000 styles displayed on the selling floor of most DSW stores.

Industry Overview and competition, page 56

9.	We note your response to comment 23 and reissue the comment. Provide support for the industry statistics cited in this section and file appropriate consents.

     In our Response Letter, we advised you that NPD Fashionworld reports regarding the footwear industry are not available to the general public. However, we have been advised that many investment banks and research analysts subscribe to their service and note that NPD Group reports are widely cited in prospectuses of other retail companies.

     In our Response Letter, we also advised you that we had been in contact with representatives of NPD Fashionworld, and that they were aware we were using industry statistics from their reports in our prospectus. We neglected to mention that we had received a letter from them in which they consented to (i) references to their name and (ii) the use of data excerpted from their reports in the prospectus. Attached as Annex B is a copy of the letter we received from NPD Fashionworld.

Principal Shareholders, page 86

10.	We reissue comment 31. Please provide the requested information for Back Bay Capital Funding LLC.

     The Company has revised the prospectus so that Back Bay Capital Funding LLC is no longer included in the table under the caption “Principal Shareholders.” After completion of this offering, assuming Back Bay’s current level of ownership in Retail Ventures, Back Bay will own 0.2% of the Company on a fully diluted basis. Therefore, Back Bay is not required to be included in the table because it will not beneficially own 5% or more of our outstanding Common Shares after completion of the offering.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

Material U.S. Federal Income and Estate Tax Considerations, page 97

11.	We note your response to comment 32. Please revise the heading and the first paragraph on page 97 to indicate that you have described the material U.S. federal income tax consequences.

     The Company has revised the prospectus to reflect the Staff’s comment.

Consolidate Statements of Operations, page F-4

12.	We have considered your response to prior comment 42 and the additional disclosures you made to the Cost of Sales and Merchandise Inventories footnote on page F-10. It is unclear to us whether depreciation expense associated with distribution and store occupancy is included in cost of sales. If cost of sales does not include depreciation charges associated with distribution and store occupancy please revise your disclosure to clarify that fact and supplementally tell us the amounts of depreciation expense excluded from cost of sales for all periods presented. Since exclusion of depreciation expense associated with distribution and store occupancy from cost of sales may impact comparability of your gross margin to others in your industry, please consider the need for cautionary disclosure in the Management’s Discussion and Analysis section. Also, please ensure you revise your filing to provide the disclosure required by SAB Topic 11:B to the extent that depreciation expense is excluded from cost of sales.

Response: The Company has revised the prospectus to clarify that depreciation expense associated with distribution is included in cost of sales, and that depreciation related to store occupancy is included in operating expenses. In addition, we also disclose the amounts of depreciation and amortization expense included in the statement of cash flows for each period presented.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

     We refer to the Staff’s comments 34 and 35 as set forth in its letter, dated April 11, 2005, to Julia A. Davis, relating to electronic distribution procedures to be used by the underwriters and the directed share program to be administered by Lehman Brothers Inc. in connection with the offering of the Class A Common Shares, and to the telephone conversation of May 25, 2005 between Ellie Quarles of the Staff and Steven Slutzky of Debevoise & Plimpton LLP, counsel for the underwriters. We have been informed by the underwriters that none of them intends to engage in any electronic offer, sale or distribution of the Company’s Class A Common Shares or to make any prospectus available in electronic form on any websites that they maintain, except that Lehman Brothers Inc. may make available to participants in the directed share program electronic copies of the directed share program documents and of the preliminary and final prospectuses. The Company has revised the prospectus to reflect the fact that the only circumstance under which the underwriters may make available an electronic copy of the prospectus is in connection with the directed share program.

     We have been advised by Lehman Brothers Inc. that the procedures for the directed share program will be conducted in accordance with procedures previously reviewed by the Staff. Lehman Brothers Inc. has advised the Company that any comments or questions regarding Lehman Brothers Inc.’s electronic prospectus distribution procedures should be directed to Kristina Wyatt in the chief counsel’s office of the Division of Corporation Finance ((202) 942-1941), and that Lehman Brothers Inc. will be following the same procedures that iDeal, who developed the application Lehman Brothers will be utilizing for the directed share program, has discussed and cleared with Ms. Wyatt. The Company has been further advised by Lehman Brothers Inc. that the procedures have not changed since Ms. Wyatt reviewed the iDeal materials. Lehman Brothers Inc. has supplementally provided, under separate cover, a copy of the materials cleared by Ms. Wyatt in her prior review as well as copies of the forms of directed share program documents.

     The underwriters have advised us, however, that one or more selling group members may elect to make electronic offers, sales or distributions. At the time the representatives of the underwriters send out invitations to participate in the offering to additional potential syndicate members, the underwriters that will be invited must accept the invitation on the basis that any such electronic offer, sale or distribution must be made in accordance with procedures previously cleared by such additional syndicate member with the Staff.

     We refer to our response to the Staff’s comment number 4 in the Response Letter. In that response, we indicated that we would provide the Staff with copies of any artwork the Company intends to use. Attached as Annex C please find those materials.

Mr. H. Christopher Owings
Division of Corporate Finance
June 7, 2005

     Thank you for your consideration. If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact me at (212) 735-2588.

Sincerely,

/s/ Robert M. Chilstrom

Robert M. Chilstrom
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	George Ohsiek Accounting Branch Chief Securities and Exchange Commission

Ellie Quarles Special Counsel Securities and Exchange Commission

Howard M. Baik Staff Attorney Securities and Exchange Commission

Ta Tanisha Henderson Staff Attorney Securities and Exchange Commission

Julia A. Davis Executive Vice President, General Counsel and Secretary DSW Inc.

Steven J. Slutzky Corporate Partner Debevoise & Plimpton LLP

Annex A

Department Store Brand/Style Count

NORDSTROM			NORDSTROM
WOMEN'S			MEN'S

A Marinelli		Magdesian	Adidas
Adidas		Mangos	Allen Edmonds
Adidas		Matisse	Bacco Bucci
Alfani		Me Too	Birkenstock
Andrew Stevens		Mephisto	Born
Anne Klein		Merrell	Bruno Magli
Athena Alexander		Mia	Clarks
BC Footwear		Munro	Cole Haan
BCBG Girls		Naturalizer	Converse
Bebe		New Balance	Dansko
Birkenstock		Nike	Donald Pliner
Born		Nina	Diesel
Brass Plum*		Nine West	Ecco
Bronx		Nordstrom*	Zegna
Callisto		NYLA	Ferragamo
Charles David		Onex	Geox
Circa Joan & David		Palladium	Gordon Rush
Clarks		Paul Green	Guess
Claudia Ciuti		Puma	Havana Joe
Coach		Rainbow	Kangaroos
Cole Haan		Ralph Lauren	Kenneth Cole
Converse		Ramon Tenza	Reaction
Dansko		Rangoni	K Swiss
Dezario		Reaction	Lacoste
Diba		Reef	Merrell
Diesel		Report	Mezlan
DKNY		Roxy	New Balance
Donald Pliner		Sam & Libby	Nike
Dr Scholls		Sbicca	Puma
Ecco		Seychelles	Ralph Lauren
Entier Classiques*		Skechers	Reef
Enzo		Steve Madden	Rockport
Ferragamo		Steven	Sandro Moscoloni
Franco Sarto		Stuart Weitzman	Santoni
Geox		Sugar	Skechers
Guess		Taryn Rose	Sperry
Helle		Teva	Steve Madden
Icon		Trotters	Teva
Kangaroos		Two Lips	Timberland
Kate Spade		Ugg	To Boot New York
Keds		Unlisted	Tommy Bahama
Kenneth Cole		Vaneli	Via Spiga
Lacoste		Via Spiga	Johnston & Murphy
Linea Paolo*		Zalo
Luichiny		Marc Jacobs

Total Women’s Brands	90		44 Men’s Brands
Total House Brands	4		200 Men’s Styles

Total Legitimate Brands	86
Total # Of Styles	353

GRAND TOTAL BRANDS	130
GRAND TOTAL STYLES	553

* House Brands Bolded

Nordstrom’s Florida Mall Orlando Conducted on 4-1-05

Department Store Brand/Style Count

BLOOMINGDALE'S		BLOOMINGDALE'S
WOMEN'S		MEN'S

AK Anne Klein		Adidas
Andre Assous		Ben Sherman
Bandolino		Bruno Magli
BCBG		Coach
Bebe		Cole Haan
Beverly Feldman		Hugo Boss
Burberry		Johnston & Murphy
Caparros		Kenneth Cole
Coach		Merrell
Cole Haan		Metro View
Delman		Nike
Enzo		Puma
Fornarina		Reaction
Franco Sarto		Sperry
G Series Cole Haan		Tommy Bahama
Guess		VS
Irregular Choice
Juicy Couture
Kors by Michael Kors
Lacoste
Lilly Pulitzer
Moschino
Nine West
Puma
Ralph Lauren
Reaction
Steve Madden
Steven
Stuart Weitzman
Unisa
Via Spiga

Total Women’s Brands	31	Total Men’s Brands	16
Total Women’s Styles	569	Total Men’s Styles	102

GRAND TOTAL BRANDS	47
GRAND TOTAL STYLES	671

Bloomingdale’s Millenia Mall Orlando Conducted on 4-3-05

Department Store Brand/Style Count

MACY'S		MACY'S
WOMEN'S		MEN'S

Aigner		Alfani
AK Anne Klein		Bass
Alfani		Born
Arturo Chang		Clarks
Bandolino		Coach
BCBG Girls		Cole Haan
BCBG Max Azria		Diesel
Bebe		Ecco
Caparros		Johnston & Murphy
Carlos Santana		Mark Echo
Charles David		Nike
Circa Joan & David		Puma
Coach		Reaction
Dani Black		Reebok
Diesel		Skechers Collection
Easy Spirit		Sperry
Enzo		Steve Madden
Guess		Timberland
Laundry		Tommy Hilfiger
Max Studio
Mia
Nike
Nina
Nine West
On Your Feet
Puma
Rampage
Reaction
Rebels
Reebok
Report
Rhino Red
Roxy
Skechers
Steve Madden
Steven
Style & Co*
Tommy Hilfiger
Unisa
Via Spiga
Voz

Total Women’s Brands	40	19 Men’s Brands
Total House Brands	1	196 Men’s Styles

Total Legitimate Brands	39
Total # Of Styles	490

GRAND TOTAL BRANDS	58	* House Brand Bolded
GRAND TOTAL STYLES	686

Macy’s Millenia Mall Orlando Conducted on 4-2-05

Annex B

Behind Every Business Decision

April 20, 2005

Kevin Michael
Research Director
Retail Ventures, Inc.
4150 East Fifth Avenue
Columbus, OH 43219

Dear Kevin:

In connection with your request under the terms of our contract to the disclosure of certain of our data, we consent to the reference to our company and to the use of our data excerpted from our reports in the registration statement on Form S-1 (Registration No. 333-123289) and the related prospectus of Retail Ventures Services, Inc. (the “Registrant”). This consent, however, may not be filed as an Exhibit to such Registration Statement or otherwise filed with the Securities and Exchange Commission as, for the avoidance of doubt, NPD is not acting as an “expert” or otherwise subjecting itself to any liability in connection with any NPD information contained in the Registration Statement or in any future filing of Registrant which may incorporate such information by reference.

The NPD Group, Inc.

By:	-s- Ron Fredman

Name:	Ron Fredman

Title:	VP

Date:	4/20/05

The NPD Group, Inc. • 900 West Shore Road • Port Washington, NY 11050 • Phone: 516.625.0700 • Fax: 516.625.2444 • npd.com

Annex C